Exhibit 99.1

Dejour Secures BCOGC Approval to Boost Oil Production

Application Approved for Voidage Replacement at Woodrush

Denver, Colorado, October 12, 2011 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) announced today that the BC Oil and Gas Conservation Commission (BCOGC) has approved Dejour’s application to remove the Halfway Pool production allowable and to operate the waterflood on a balance of injection to production (Voidage Replacement).

"We are very pleased that the BCOGC has approved our application for change to the pool rules.  This approval confirms the successful implementation of the waterflood and the confidence the BCOGC now has in the project performance and in Dejour as the project operator.  In anticipation of the approval we had already begun to take steps that will allow us to increase water injection into the halfway pool by at least 600 BWPD, by the end of the month.  Going forward, we will drill an additional oil producer by the end of Q4, increasing Dejour's net production an additional 200-300 BO per day by early Q1 2012," states Harrison Blacker, President.

As previously communicated in our release dated October 6, 2011, where we reported a 78% Q3 production gain, we currently expect our Q4 production to further increase by more than 18% and average in excess of 600 BOE per day with 57% oil.

 About Dejour

Dejour Energy Inc. is an independent oil and natural gas company operating multiple exploration and production projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

BOE Presentation: Barrel of oil equivalent amounts have been calculated using a conversion rate of six thousand cubic feet of gas to one barrel of oil. The term “BOE” may be misleading if used in isolation. A BOE conversion ratio of one barrel of oil to six mcf of gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head. Total BOEs are calculated by multiplying the daily production by the number of days in the period.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO 598 – 999 Canada Place, Vancouver, BC Canada V6C 3E1 Phone: 604.638.5050 Facsimile: 604.638.5051 Email: investor@dejour.com	Investor Relations – New York Craig Allison Phone: 914.882.0960 Email: callison@dejour.com

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